Exhibit 99.8

SIGMA LITHIUM RESOURCES CORPORATION

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Resources Corporation (the "Company") and its subsidiaries are the responsibility of management and have been approved by the Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Company’s website and has ensured that it is consistent with the consolidated financial statements.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Guilherme Guimarães"
Chairman and Chief Executive Officer	Chief Financial Officer

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements for the three and six month period ended June 30, 2020 have not been reviewed by the Company's auditors.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	June 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents (note 18)	$150,316	$103,640
Receivables and other assets (notes 3 and 11)	319,802	380,225
Total current assets	470,118	483,865
Non-current assets
Receivables and other assets (notes 3 and 11)	69,820	96,488
Exploration and evaluation assets (note 5)	17,801,865	19,388,092
Property and equipment (note 4)	709,333	958,753
Total assets	$19,051,136	$20,927,198
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	$2,682,166	$2,966,609
Revolving credit facility (note 7)	2,634,346	396,195
Payroll and other taxes	223,247	308,980
Note payable (note 9)	2,023,583	1,387,684
Lease liability (note 10)	8,132	9,963
Other liabilities (note 6)	325,435	302,151
Total current liabilities	7,896,909	5,371,582
Long-term liabilities
Deferred revenue (note 8)	4,007,100	4,007,100
Note payable (note 9)	256,199	2,496,049
Lease liability (note 10)	230,137	303,727
Provision	-	9,465
Total liabilities	12,390,345	12,187,923
Shareholders' equity
Share capital (note 12)	36,190,313	36,190,313
Contributed surplus	5,096,748	4,440,281
Accumulated other comprehensive loss	(2,657,468)	(213,118)
Accumulated deficit	(31,968,802)	(31,678,201)
Total shareholders' equity	6,660,791	8,739,275
Total liabilities and shareholders' equity	$19,051,136	$20,927,198

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Nature of operations and basis of presentation and going concern (notes 1 and 2)

Related parties (notes 7, 10 and 11)

Events after the reporting period (note 18)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	, Director

(Signed) "Marcelo Paiva"	, Director

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating expenses
General and administrative expenses (note 15)	$445,626	$1,633,794	$870,667	$2,706,713
Accretion on notes payable (note 9)	69,166	31,910	97,407	68,291
Interest expense on note payable (note 9)	10,753	53,062	69,053	134,031
Interest expense on credit revolver and
suppliers (note 7)	22,335	-	57,110	-
Fair value adjustment on restructuring of note
payable (note 9)	124,109	-	9,977	-
Foreign exchange (gain) loss	(544,846)	(312,301)	(845,230)	(77,776)
Depreciation	14,452	1,989	31,617	32,171
Net loss for the period	(141,595)	(1,408,454)	(290,601)	(2,863,430)
Other comprehensive loss
Amounts that may be reclassified subsequently
to profit and loss
Cumulative translation
adjustment (mostly in notes 4, 5 and 10)	(724,454)	(205,999)	(2,444,350)	(371,399)
Net loss and comprehensive loss for the period	$(866,049)	$(1,614,453)	$(2,734,951)	$(3,234,829)
Loss per common share
Equity holders of the Company
Basic and diluted net loss per common share	$(0.00)	$(0.02)	$(0.00)	$(0.04)
Weighted average number of common shares outstanding - basic and diluted	68,878,891	68,150,402	68,878,891	67,574,286

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Operating activities
Net loss for the period	$(290,601)	$(2,863,430)
Adjustments for:
Depreciation	31,617	32,171
Stock-based compensation (notes 16 and 17)	211,349	525,895
Accretion on note payable (note 9)	97,407	68,291
Interest expense on note payable (note 9)	69,053	134,031
Interest expense on credit revolver and suppliers (note 7)	57,110	-
Fair value adjustment on restructuring of note
payable (note 9)	9,977	-
Unrealized foreign exchange gain on note payable (note 9)	(911,914)	(102,630)
Deferred revenue	-	4,007,100
Changes in non-cash working capital items:
Receivables and other assets	87,091	170,669
Suppliers and other liabilities	864	1,029,343
Payroll and other taxes	(85,733)	(5,003)
Provision	(9,465)	-
Net cash (used in) operating activities	(733,245)	2,996,437
Investing activities
Addition to lithium properties	(568,010)	(3,014,473)
Repayment of note payable (note 9)	(868,474)	(1,255,536)
Purchase of property and equipment	-	(23,273)
Net cash used in investing activities	(1,436,484)	(4,293,282)
Financing activities
Exercise of warrants	-	-
Lease payments (note 10)	(18,968)	(39,628)
Revolving credit facility (note 7)	2,238,151	-
Net cash provided by (used in) financing activities	2,219,183	(39,628)
Effect of exchange rate changes on cash held in foreign currency	(2,778)	(258,478)
Net increase (decrease) in cash	46,676	(1,594,951)
Cash, beginning of period	103,640	4,160,792
Cash, end of period (note 18)	$150,316	$2,565,841

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of common shares	Share capital	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2018	66,967,501	$32,232,166	$5,865,293	$(112,322)	$(26,603,234)	$11,381,903
Exercise of RSUs (note 16)	1,606,000	3,344,920	(3,344,920)	-	-	-
Stock-based compensation (notes 16 and 17)	-	-	1,333,105	-	-	1,333,105
Fair value adjustment on modification of note payable (note 9)	-	-	25,109	-	-	25,109
Net loss for the period	-	-	-	-	(2,863,430)	(2,863,430)
Other comprehensive loss for the period	-	-	-	(371,399)	-	(371,399)
Balance, June 30, 2019	68,573,501	$35,577,086	$3,878,587	$(483,721)	$(29,466,664)	$9,505,288

Balance, December 31, 2019	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275
Stock-based compensation (notes 16 and 17)	-	-	656,467	-	-	656,467
Net loss for the period	-	-	-	-	(290,601)	(290,601)
Other comprehensive income for the period	-	-	-	(2,444,350)	-	(2,444,350)
Balance, June 30, 2020	68,878,891	$36,190,313	$5,096,748	$(2,657,468)	$(31,968,802)	$6,660,791

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

1.       Nature of operations

Sigma Lithium Resources Corporation (the “Company”) is a Canadian based lithium exploration and development company incorporated under the Canada Business Corporations Act. Its shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol SGMA and on the American Stock Exchange Over-the-Counter QB under the symbol SGMLF. The head office of the Company is at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

The Company has one direct wholly-owned subsidiary and one indirect wholly-owned subsidiary. Sigma Lithium Holdings Inc. (formerly Sigma Lithium Resources Inc.) (“Sigma Holdings”) is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia). Sigma Holdings was incorporated for the purpose, through its wholly-owned Brazilian incorporated subsidiary Sigma Mineração S.A. ("SMSA"), of developing SMSA's lithium properties located in the State of Minas Gerais, Brazil.

SMSA holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the cities of Araçuaí and Itinga, in the Vale do Jequitinhonha, State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.       Basis of presentation and going concern

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2019 annual consolidated financial statements. The interim financial statements as at, and for the three and six months ended June 30, 2020 have been prepared on the basis of accounting principles applicable to a going concern, which presumes that the Company will be capable of fulfilling in the next 12 months the payment of its outstanding liabilities at June 30, 2020 and its ongoing operations, which include the salaries and related charges of its employees, suppliers and related parties.

The Company is presently in the stage of mineral exploration and evaluation of the Lithium Properties and, therefore, is subject to risks and challenges similar to other companies in comparable stages of exploration and evaluation. The Company had a working capital deficit of $7,426,791 at June 30, 2020 (working capital deficit of $4,887,717 at December 31, 2019). For the six months ended June 30, 2020, the Company incurred net loss of $290,601 (six months ended June 30, 2019 - net loss of $2,863,430) and had operating cash outflows of $733,245 (six months ended June 30, 2019 - operating cash inflows of $2,996,437). In addition, in the six months ended June 30, 2020, the Company drew $2,238,151 (US$1,620,700) (six months ended June 30, 2019 - nil) under the A10 Credit Facility (as defined and further described below in this note and as also described in note 7).

Although the Company entered into the agreement for the US$30,000,000 Mitsui Pre-Payment (as defined in note 8) financing with Mitsui & Co. Ltd. (“Mitsui”) on March 26, 2019, and received an initial amount of US$3,000,000 thereunder, the advance of the remaining US$27,000,000 amount of the Mitsui Pre-Payment is contingent on certain conditions beyond control of the Company, including the Company obtaining project financing for the remaining portion of the projected capital expenditures for the construction of a commercial production plant (the "Project"), as indicated by the “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report”, dated October 18, 2019 and with an effective date of September 16, 2019 (the “Feasibility Study Report”). The Company received US$3,000,000 (CAD$4,007,100) on April 4, 2019 as the first installment of the Mitsui Pre-Payment (as defined in note 8).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

2.       Basis of presentation and going concern (continued)

On November 29, 2019 the Company entered into a revolving credit agreement with companies owned by certain directors of the Company ("A10 Group") which provides for a $6.6 million (US$5 million) revolving credit facility (the “A10 Credit Facility”) to fund expenses approved by the lenders, as described in note 7. As of June 30, 2020, $2,533,715 (US$1,860,700) (December 31, 2019 - $311,760 (US$240,000)) had been drawn and $100,631 (US$73,901) (December 31, 2019 - $84,435 (US$65,000)) had accrued in interest and fees on the A10 Credit Facility.

In addition, the Company has flexibility in terms of the pace and timing of project costs and how expenditures have been, or may be, adjusted, limited or deferred subject to current capital resources and the potential to raise further funds. As disclosed in note 18, the Company completed in August a non-brokered private placement with aggregate gross proceeds of US$13.3 million (approximately C$17.8 million). There is, however, no assurance that the Company will be able to raise additional funds upon terms acceptable to the Company or at all, and the funding challenges for exploration and development companies have been exacerbated by COVID-19. The availability of sources of additional financing cannot be assured at this time and, accordingly, these material uncertainties cast significant doubt about the Company’s ability to continue as a going concern.

These interim financial statements have been prepared on a basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Those adjustments may be material.

3.       Receivables and other assets

	June 30,	December 31,
	2020	2019
Prepaid land lease (note 11(b))	$79,055	$116,610
Advance on environmental expenses	24,865	32,230
Prepaid expenses	15,768	74,791
Sales tax receivable	269,934	253,082
	$389,622	$476,713

Allocated as follows:
- Current	$319,802	$380,225
- Non-current	69,820	96,488
	$389,622	$476,713

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

4.       Property and equipment

Cost	Vehicle	Furniture	Building	Machinery	Fixtures	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2019	$7,735	$54,420	$16,054	$140,004	$266,712	$277,049	$344,300	$1,106,274
Cumulative translation adjustment	(1,768)	(12,436)	(3,669)	(31,995)	(60,952)	(58,981)	(68,425)	(238,226)
Balance, June 30, 2020	$5,967	$41,984	$12,385	$108,009	$205,760	$218,068	$275,875	$868,048

Accumulated depreciation	Vehicle	Furniture	Building	Machinery	Fixtures	Pilot plant	Right-of-use assets(a)	Total
Balance, December 31, 2019	$942	$6,537	$8,276	$37,814	$33,984	$18,510	$41,458	$147,521
Depreciation	667	2,346	277	5,703	11,498	11,126	9,229	40,846
Cumulative translation adjustment	(316)	(1,922)	(1,942)	(9,684)	(9,867)	(5,921)	-	(29,652)
Balance, June 30, 2020	$1,293	$6,961	$6,611	$33,833	$35,615	$23,715	$50,687	$158,715

Net book value	Vehicle	Furniture	Building	Machinery	Fixtures	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2019	$6,793	$47,883	$7,778	$102,190	$232,728	$258,539	$302,842	$958,753
Balance, June 30, 2020	$4,674	$35,023	$5,774	$74,176	$170,145	$194,353	$225,188	$709,333

(a) Depreciation of right-of-use assets were capitalized.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

5.       Exploration and evaluation assets

The Company is in the exploration and evaluation stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of explorations costs is set out below:

	June 30,	December 31,
	2020	2019
Opening balance	$19,388,092	$13,822,524
Personnel costs (a)	653,790	2,992,950
Geological costs	162,951	718,332
Drilling	32,899	58,368
Environmental	225,050	365,149
Engineering	-	2,172,640
Other	30,980	234,127
Cumulative translation adjustment	(2,691,897)	(975,998)
Closing balance	$17,801,865	$19,388,092

(a) Includes $529,414 in capitalized personnel costs (RSUs and salary expenses) in the six months ended June 30, 2020 (year ended December 31, 2019 - $2,177,373).

6.       Other liabilities

	June 30,	December 31,
	2020	2019
Amounts payable to management (note 11(f))	283,726	194,020
Other	41,709	108,131
Total other liabilities	$325,435	$302,151

The Company moved interest on amounts due to suppliers and interest on note payable, shown in this note in previous financial statements, to the line suppliers in the balance sheet and to note 9 – note payable, for a cleaner disclosure.

7.       Revolving credit facility

On November 29, 2019 the Company entered into an agreement with A10 Group (a company owned by certain directors of the Company) for the A10 Credit Facility, providing for a $6.6 million (US$5 million) unsecured revolving credit facility, bearing interest at 11% per annum, calculated in US Dollars from the day funds are drawn, and subject to a commitment and disbursement fee of 0.65% and a due diligence fee of 0.65% of the committed amount, which is to be credited towards the interest payable. The A10 Credit Facility has a one-year term, which is the maturity day for any funds drawn. Interest is due in 6 (six) months counted from each fund draw day. Each draw on the A10 Credit Facility is subject to A10 Group approval.

In the six months ended June 30, 2020, the Company drew $2,238,151 (US$1,620,700) under the A10 Credit Facility. As of June 30, 2020, $2,533,715 (US$1,860,700) (December 31, 2019 - $311,760 (US$240,000)) had been drawn on the facility and accrued expenses, including interest, commitment and disbursement fee and due diligence fee, were $100,631 (US$73,901), resulting in a total liability of $2,634,346 (US$1,934,601).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

8.       Deferred revenue

On March 26, 2019, the Company entered into a heads of agreement with Mitsui & Co. Ltd. ("Mitsui") under which Mitsui is to prepay the Company the amount of US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually (the “Mitsui Pre-Payment”) over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019. The disbursements of the remaining tranches are subject to certain conditions, including the approval of the Company’s feasibility report by Mitsui, execution of related definitive offtake agreements with Mitsui and securing funding for the remaining amount of the capital expenditures for the construction of the commercial production plant projected in the Feasibility Study Report.

As part of the total Mitsui Pre-Payment amount, for the Company to meet its construction timetable, an amount of up to US$7,000,000 ($9,093,000) for the deposits required to purchase long lead items for construction of the commercial production plant or other pre-production critical activities, can be made available as per the Company’s request to Mitsui. Such payments are subject to Mitsui’s approval and are to be credited towards the overall Mitsui Pre-Payment amount. Other than the initial tranche payment described above, the Company did not request or receive any funds in 2019 or in the six months ended June 30, 2020.

9.       Note payable

In December 2017, Sigma Holdings acquired, through transactions involving Rix Mineração e Consultoria S.A. (“Rix”) (a company owned by certain directors of the Company), a related party, and Arqueana Empreendimentos e Participações S.A. (“Arqueana”) (a company owned by certain directors of the Company), the 11% interest in SMSA that it did not previously own. As a result, Sigma Holdings consolidated the ownership of 100% of the Lithium Properties, for R$20,200,000 Brazilian Reais ($7,650,245) to be paid in six installments. If the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully-diluted basis, any remaining installments will become due immediately. The installments are denominated in Brazilian Reais and subject to interest also in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 15, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

In connection with this transaction, Sigma Holdings and SMSA entered into the following agreements:

•	The SMSA Stock Purchase Agreement: An agreement with Arqueana for stock purchase and sale and other covenants dated December 15, 2017.

•	The Amilcar Royalty Agreement: This agreement provides for a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation and commercialization of the products sold. SMSA has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800.000. The holder (currently Amilcar de Melo Afgouni) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if SMSA enters into commercial production and reaches the threshold of producing 40,000t of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis.

The Rix Royalty Agreement: This agreement provides to the holder (currently LRC LP I) a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Project, less taxes, returns and sale commissions.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

9.       Note payable (continued)

The interest expense on the note payable calculated for the six months ended June 30, 2020 amounted to $69,053 (six months ended June 30, 2019 amounted to $134,031).

On June 29, 2020, the Company and Arqueana signed a restructuring and rescheduling agreement (7th Amendment) to the note payable whereby an installment of R$3,000,000 ($754,413) due on January 1, 2021 was brought forward and paid on June 29. Under the amendment, Arqueana agreed to bring forward a 15% penalty fee (introduced in the 6th amendment) to September 25, 2020. The interest calculated on this installment of R$453,575 ($114,061) was also paid on June 29, 2020.

The outstanding balance of the note payable is herein presented at its carrying value of $2,041,032 plus interest of $238,750 as of June 30, 2020, calculated as follows:

	June 30,	December 31,
	2020	2019
Opening balance	$3,883,733	$5,040,019
Accretion (adjustment to present value)	97,407	141,005
Interest	69,053	434,187
Fair value adjustment	9,977	(96,117)
Unrealized foreign exchange gain	(911,914)	(379,825)
Repayment of interest	(114,061)	(85,443)
Repayment of principal	(754,413)	(1,170,093)
Closing balance	$2,279,782	$3,883,733

	Reais (undiscounted)	Canadian equivalent to Reais (undiscounted)	Carrying value June 30, 2020	Carrying value with interest June 30, 2020
Due date
September 25, 2020 (7th amendment)	$450,000	111,868	110,162	113,176
January 31, 2021	4,159,309	1,033,985	995,541	1,139,523
March 15, 2021	3,000,000	745,786	712,623	770,884
March 28, 2022	1,000,000	248,595	222,706	256,199
			2,041,032	2,279,782

June 30,
Carrying value with interest	2020
Current	$2,023,583
Long-term	256,199
$2,279,782

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

10.        Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., a land administration company owned by certain directors of the Company (”Miazga”, a related party). The lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using a weighted average interest rate of 11.33%, which was determined to be the Company's incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability at December 31, 2019	$313,690
Interest expense	14,887
Lease payments	(18,968)
Cumulative translation adjustment	(71,340)
Lease liability at June 30, 2020	$238,269

As at June 30, 2020
Lease obligations	$238,269
Less current portion	8,132
Non-current portion	$230,137

Maturity analysis – contractual undiscounted cash flows
As at June 30, 2020
Less than one year	$8,132
Year 2	34,714
Year 3	34,714
Year 4	34,714
More than 5 years	376,612
Total contractual undiscounted cash flows	$488,886

11.        Related party transactions

(a) A10 Group (companies owned by certain directors of the Company)

•	Cost sharing agreement (“CSA”): For the three and six months ended June 30, 2020, the Company paid the amounts of $33,820 and $58,106, respectively (three and six months ended June 30, 2019 - $18,838 and $24,625, respectively) through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group, 50% of shared secretarial administrative personnel and shared office maintenance costs.

•	Credit Facilities: On November 29, 2019, the Company entered into the A10 Credit Facility with A10 Group as described in note 7. $2,533,715 (US$1,860,700) had been drawn on the facility as of June 30, 2020.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

11.        Related party transactions (continued)

(b) Miazga (a land administration company owned by certain directors of the Company)

As of June 30, 2020, the Company had a prepaid land lease in the amount of $79,055 (December 31, 2019 - $108,458). During the six months ended June 30, 2020, the Company incurred land lease expenses on the Lithium Properties of $33,883 (six months ended June 30, 2019 - $39,598), from which part was duly deducted from the prepaid amount and $12,737 remained in accounts payable to Miazga on June 30, 2020. The total amount due for the land leases of the Lithium Properties as of June 30, 2020 was $238,269 (958,266 Brazilian Real) (year ended December 31, 2019 - $313,690) (note 10). The amounts were recognized at the exchange amount.

(c) Arqueana (a company currently indirectly owned by certain directors of the Company)

As of June 30, 2020, the Company had an accounts payable balance in the amount of $6,450 (accounts receivable on December 31, 2019 – $8,152) with Arqueana. During the six months ended June 30, 2020, the Company incurred with Arqueana in $13,868 (six months ended June 30, 2019 $16,702) in land lease expenses on the Lithium Properties. The amounts were recognized at the exchange amount. In addition, as of June 30, 2020, the Company owed Arqueana an outstanding balance of $2,041,032 for the December 2017 acquisition of the remaining 11% interest in SMSA that it did not previously own (presented herein at its' carrying value – see note 9).

(d) RIX (a company owned by certain directors of the Company)

As of June 30, 2020, the Company had an accounts payable balance in the amount of $2,522 (December 31, 2019 - $3,223) with RIX. On June 1, 2019, the Company purchased a car for $8,289 (24,000 Brazilian Real) from RIX payable in 12 installments.

(e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is a partner and another of the Company’s directors is legal counsel)

As of June 30, 2020, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2019 - $765,058) for legal fees. The amounts were recognized at the exchange amount.

(f) Management and Directors, which comprise the Company’s officers and directors:

(i) As of June 30, 2020, the Company owed $73,094 (December 31, 2019 - $76,710) in travel expenses to its management. These expenses were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties:

•	During the six-month ended June 30, 2020, the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $64,315 (six months ended June 30, 2019 - $89,505). The CEO deferred his compensation. As a result, as of June 30, 2020, the Company had an account payable to the CEO in the amount of $109,465 regarding unpaid salary, since November 2019. The CEO did not receive share-based compensation for his services to the Company.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

11.        Related party transactions (continued)

(f) Management and Directors, which comprise the Company’s officers and directors (continued):

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties (continued):

•	During the six-month ended June 30, 2020, the Chief Financial Officer (“CFO”) was due to receive salary compensation in the amount of $59,484 (six-month period ended June 30, 2019 - $89,505). On June 30, 2020, the Company had an account payable to the CFO in the amount of $7,250.

•	On June 30, 2020, the Company had an account payable to another senior manager in the amount of $7,250.

•	The Chief Strategy Officer (“CSO”) did not receive any salary or share based compensation for her services to the Company.

•	For the six months ended June 30, 2020, the Company had $86,667 accrued in non-executive director compensation.

(iii) Share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, for the six months ended June 30, 2020 was valued at $519,311 (six month ended June 30, 2019 - $1,999,963).

12.        Share capital

a)       Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)        Common shares issued by the Company

	Common
	shares (#)	Amount
Balance, December 31, 2018	66,967,501	$32,232,166
Exercise of RSUs (note 16)	1,606,000	3,344,920
Balance, June 30, 2019	68,573,501	35,577,086
Exercise of warrants	275,390	555,627
Shares issued for services	30,000	57,600
Balance, December 31, 2019 and June 30, 2020	68,878,891	$36,190,313

On August 13, 2020, the Company complete a non-brokered private placement of 8,285,700 Common Shares at a price of $2.15 per share for aggregate net proceeds of US$12.4 million (approximately C$16.6 million).

13.        Net loss per common share

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2020 was based on the loss attributable to common shareholders of $141,595 and $290,601, respectively (three and six months ended June 30, 2019 - loss of $1,408,454 and $2,863,430, respectively) and the weighted average number of common shares outstanding of 68,878,891 (three and six months ended June 30, 2019 of 68,150,402 and 67,574,286, respectively). Diluted loss per share for each of the periods presented does not include the effect of stock options and warrants.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

14.        Warrants

Number of
warrants
Balance, December 31, 2017, December 31, 2018 and June 30, 2019	523,742
Exercise of warrants	(275,390)
Balance, December 31, 2019	248,352
Expired	(248,352)
Balance, June 30, 2020	-

15.        General and administrative expenses

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Stock-based compensation	$87,079	$523,320	$211,349	$525,895
Salaries and benefits	51,386	204,925	167,323	392,636
Legal counsel Canada	-	223,806	20,000	480,406
Travel - Administration	6,636	126,138	44,413	363,940
Professional fees	11,857	159,240	21,201	179,078
A10 Cost Sharing Agreement (Sigma Personnel)	33,820	18,838	58,106	24,625
Business development and investor relations	92,602	74,551	156,094	124,072
Accounting	26,475	43,948	46,271	69,548
Auditing	99,953	83,930	48,620	146,793
Write-off of sales tax in Canada (1)	-	143,470	-	143,470
Other general and administrative	35,818	31,628	97,290	256,250
Total general and administrative expenses	$445,626	$1,633,794	$870,667	$2,706,713

(1) Refers to a one-time tax event.

16.       Restricted share units

The Company’s Board of Directors has adopted an equity incentive plan (the "Equity Incentive Plan"). The Equity Incentive Plan received shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, December 31, 2018	3,692,000
Forfeited	(1,008,000)
Granted (1)	1,118,000
Cancelled (2)	(50,000)
Exercised (3)	(1,606,000)
Balance, June 30, 2019	2,146,000

Sigma Lithium Resources Corporation
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

16.       Restricted share units (continued)

Number of RSUs
Balance, December 31, 2019	2,146,000
Cancelled (4)	(840,000)
Balance, June 30, 2020	1,306,000

(1) In the first quarter of 2019, the Company granted 1,118,000 RSUs to one of its’ officers and certain key employees.

(2) On May 22, 2019, 50,000 RSUs were cancelled.

(3) Includes 364,000 RSUs exercised on March 25, 2019 and 1,242,000 RSUs exercised on May 1, 2019.

(4) On April 29, 2020, 840,000 RSUs were cancelled.

17.       Stock options

Movements in stock options are summarized below:

	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2018	524,000	$2.18
Forfeited	(50,000)	2.23
Cancelled	(174,000)	2.23
Balance, June 30, 2019	300,000	$2.14
Forfeited	(50,000)	2.23
Cancelled	(50,000)	2.23
Balance, December 31, 2019 and June 30, 2020	200,000	$2.10

The following table reflects the stock options issued and outstanding as of June 30, 2020:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	exercisable	options	vested	Grant date
	price ($)	life (years)	outstanding	(exercisable)	fair value
August 28, 2028 Expiry	2.23	8.17	50,000	20,000	$100,200
November 2, 2028 Expiry	2.05	8.35	150,000	75,000	300,000
Balance, June 30, 2020		8.30	200,000	95,000	$400,200

Sigma Lithium Resources Corporation
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended June 30, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)
(Unaudited)

18.       Events after the reporting period

(a) On August 13, 2020, the Company completed a non-brokered private placement of 8,285,700 Common Shares at a price of $2.15 per share for aggregate gross proceeds of US$13.3 million (approximately C$17.8 million). In connection with such offering, the Company paid aggregate placement agent fees of US$945 thousand (approximately Cad$1.2 million).

(b) From July 1, 2020 to August 28, 2020, the Company drew down an additional amount of $85,241 (US$65,000) on the A10 Credit Facility. Therefore, to date as of August 28, $2,525,363 (US$1,925,700) has been drawn and $97,515 (US$74,360) in interest and $42,621 (US$32,500) in a commitment and disbursement fee had been accrued on the facility, resulting in a total liability of $2,665,499 (US$2,032,560).